Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the TFTC Podcast by Jeff Walton, Board Member, of Strive, Inc. (“Strive”),  on September 24, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=EAjpgYWZ2zk

Michael Saylor’s 300T Bitcoin ...Breakdown)  Jeff Walton - TFTC

Wed, Sep 24, 2025 12:17PM • 1:10:50

Jeff Walton  00:00

The fixed income market is a $300 trillion pool of capital. If you want to make the biggest splash in Bitcoin, you disrupt the fixed income market. Msdr has amplified Bitcoin. This is a monumental idea. Every single company on the planet will eventually be holding Bitcoin on the balance sheet. Is incredibly early days us at strive, we're aiming to be the meta Planet of the United States. If you look at the Bitcoin rating, the collateralization rating actually improves by over 200% on the convertible bond when you combine the two entities in the Bitcoin back balance sheet similar. They were a self proclaimed zombie company, and then they started buying Bitcoin and ended up accumulating over $500 million of Bitcoin paper Bitcoin summer, these companies are buying Bitcoin, and the prices are going up, so there's gonna be some price suppression. Strc is a effectively like a high yield savings account. What they created is effectively a refinancing mechanism that can refinance daily crowd strike. In Bitcoin terms, they've lost 18,000 Bitcoin in that same time horizon. Strategy has acquired and accumulated 638,000 Bitcoin. So many people don't understand Bitcoin in the traditional financial world, traditional

TFTC Host  01:08

financial world. Jeff Walton, welcome back to the show. Thank you. Happy to be here. A lot has changed since the last time you were here. It was eight months ago, and I believe, if I recall correctly, you were telling me off air that you were about to leave your reinsurance business to jump full, full speed ahead into the Bitcoin world, to the Bitcoin Treasury world. It's apropos that we're meeting here September 23 yesterday, September 22 you tweeted out eight months ago I was selling reinsurance this weekend, the entire strive team worked to tirelessly, worked tirelessly to acquire a company that holds 5021 bitcoin in a cashless transaction that will be in M and A case studies for years to come. The world is changing fast. You can just do things. You're doing things.

Jeff Walton  01:53

Talk about the journey from January 29 when we published the last recording of us meeting to discuss Bitcoin Treasury Strategies and today, a lot has changed for you personally, yeah, a lot has changed for me personally, yeah, I was previously selling reinsurance. So I was a reinsurance broker, selling insurance to insurance companies, which a lot of people think this is an insurance role, but it was really a capital markets role. I was effectively selling volatility of insurance company balance sheets to hedge funds and capital providers across the globe. So there was a very clear opportunity and synergy for me to focus on what was happening in the Bitcoin ecosystem, in the Bitcoin world, because it's effectively capital markets transactions, working with investors, creating structured products, volatility, tranches, thinking about risk and risk profiles from a probabilistic framework. Literally, every single thing that I was doing in the reinsurance world was applicable to the what, what was happening here in the Bitcoin world. It's very funny when I when I left my job in reinsurance, I told them I wasn't doing anything, just taking a break. And they're like, What are you talking about? What do you mean? What do you mean? You're not doing anything. I'm like, I'm focused on Bitcoin. I don't know, I don't know what yet. I don't know what I'm going to do, but I need to spend my time and energy in this area to figure out what's what's next for me. So yeah, it was a bit of a confusion that they were bewildered. Let's say those just say they were bewildered when I when I told them I was entering the space. And so fast forward to where we are today. I was exploring different opportunities in the market and just continuing to have conversations going to different events. In conversations with Matt and the strive team, they had added me to the independent board to help grow their future Bitcoin Treasury company. This is last May, when they announced the the reverse merger transaction that they were entering in. And after further conversations, there became a very clear opportunity for me to work in a role as drive and have some synergy and be able to spend my energy in an appropriate place. So had a ton of conversations with them, their team and Matt and understanding, like, what is this opportunity here? And is this where I where I want to, want to hitch myself to this horse, right? And ultimately, this was exactly what I was looking to do. Is I wanted to work within a company and buy as much Bitcoin as humanly possible, structure capital markets transactions, work with investors, continue with education within the marketplace. Think about risk and structured credit and finance and volatility. And this became a very apparent win for me personally. And the alternative is thinking about trying to go do. Of this stuff on your own, and the reality of building a Bitcoin Treasury is really difficult, and you need a strong team. Like, for example, we just went through this m a transaction, and folks who are working all day, every day, overnight, and we've got a team of, I don't know, 1010, 12 people that were touching different pieces of this, and that's really hard to build from scratch. And joining a company that was already focused in putting energy in this direction was really the lowest hanging fruit, like the best, the best place to park my time and energy,

TFTC Host  05:37

yeah, again, it's, uh, it's been fun watching from the sidelines, have been doing this, and I think you're following your dreams, to be a little corny, but really going after something that you're passionate about is I love to see people doing things that they're passionate about. And I think the last time we spoke, obviously the conversation was focused heavily on strategy. I believe they just launched strike, that preferred offering, and obviously since then, they've issued more preferreds, and we can get into that. But I think really jumping off the conversation as it pertains to Treasury companies, I think one of the topics that we discussed in January is like, who is going to win in this market? What is just going to be strategy is going to be winner take all. Are people just going to copycat what strategy is done and see some success? Or is there going to need to be a diversity of companies deploying different strategies as it comes to acquiring Bitcoin? It looks like what you guys are doing at strive is definitely differentiated, and I think this agreement to acquire similar is an example of that. So I think jumping into how you guys at strive view building a treasury, how that compares to strategy and other Treasury companies out there, and I guess diving into the similar deal specifically to sort of highlight how you guys may be different, differentiated. Yeah, let's, let's set the landscape a little bit there are in the United States. There are 4800 banks, there are 4900

Jeff Walton  07:14

credit unions, there are 5800 insurance companies. Just, just to put that into perspective. So right now, we've got what in the US, maybe 100 companies that have put Bitcoin on their balance sheet publicly. And you know, maybe it's, maybe it's double, triple that privately. But in terms of where this can potentially go, I think there's a significant room, there's significant room for many publicly traded companies to hold Bitcoin on the balance sheet and then offer securities that are providing lower volatility or reduced volatility Bitcoin like exposure with different kickers, right? You can think of similar being, you know, Bitcoin exposure with a healthcare kicker. Or you could think of other different companies that have different operating businesses providing a little bit of a different risk profile and a different flavor of Bitcoin correlated equity. Ultimately, my perspective is every single company on the planet will eventually be holding Bitcoin on their balance sheet, so they will all have Bitcoin exposure here in the future, particularly when you think about the architecture of the equity market and the risk profile of existing equities, most existing equities are leveraged to their future cash flows, so an unknown, future cash flow. And you think about Bitcoin Treasury companies and their leverage to money that they already have and the future, the future return profile of the money and asset that they already own. So they're fundamentally two different like risk profiles and different risk metrics against the existing equity market. And what's happening with Bitcoin Treasury companies. So where we're at today, I think, is incredibly early days, and I think the goal is to to acquire a Bitcoin war chest as big as possible. We're in the digital Capital Gold Rush, and us at strive. We're aiming to be the meta Planet of the United States with a clean balance sheet offering, what is an equity in an amplified equity product today, and then in the future, a perpetual preferred equity providing, you know, two Bitcoin back Bitcoin back credit and amplified Bitcoin. So that is our goal, and I think there's significant opportunity to grow drastically in that space. Yeah. And so one thing that I've seen over the last 24 hours since the announcement of the similar deal is sort of

TFTC Host  09:56

the structure of the deal, the fact that this was cashless, all stock deal. Now where that's what's being negotiated. How is this different than what somebody like strategy has done? We saw NACA by big chunk of meta plan at the company just mentioned as well. But it seems like you guys by acquiring similar and their treasury by extension, not only that, their operating business. How? How does that compare? And why did you guys decide to go down this route? Specifically? Yeah, so, so thinking to the to the base of how our incentive structure is structured. Corporately, our incentives are to increase Bitcoin per share,

Jeff Walton  10:38

and this transaction is accretive in Bitcoin per share terms. So there was, you know, 40 hours plus, and five different brains working on the art and science of the deal behind the scenes that understood the the accretion potential of the Bitcoin per share. But I think there's significant synergy and opportunity moving forward here as well. Not there's this construct of the increased credit quality from the two entities combining that, I think, is incredibly interesting. You almost achieve this. One plus one equals 2.1 sort of credit quality so similar has already got $100 million convertible bond. We have intentions to issue a perpetual for her and security into the future and to if you look at the the Bitcoin rating, effectively the collateralization rating of the two entities combined, you see that the collateralization rating actually improves by over 200% on the convertible bond when you combine The two entities in the Bitcoin back balance sheet and your ability to issue larger forms of perpetual preferred securities, it increases drastically as well. And you think about how the like the market, the market place works and the equity market works if you're looking to access different pools of capital. Certain pools of capital have limited capital have limited thresholds on investments that they will take based on the size of your company. So to the extent you could take, you know, one company, you've got a limited number of capital that can come in the door. And if you've got two combined companies coming to one that access now, you now get access to pools of capital that are interested in buying equities and different types of preferred securities, because of that increased credit quality, effectively the size of your company and the balance sheet of your company. So I think significant synergies there and then the healthcare side of things, if you, if you do a little bit of research our largest shareholders, Vivek Ramaswamy, and he's got a significant background in healthcare and biotech, and there's preventative healthcare is a major theme, and in this Make America healthy again movement, I think there's significant opportunity to clean up the existing operating business and provide a little Bit of a cherry on top in terms of valuation accretion, by leveraging existing expertise, Ben Pham, our CEO, Matt Cole and Vivek, into spinning that into a value accreting transaction on the back end too. So we think there's significant opportunity in this entire transaction. Yeah, that's the because I don't

TFTC Host  13:28

want to beat around the bush the paper Bitcoin summer, there's been a lot of there's been a lot of blowback on Bitcoin Treasury companies. Specifically, this summer was not incredible from a performance perspective, for many companies deploying a Bitcoin Treasury strategy, but I think it's a bit too early to put a nail in the coffin or even determine that whether or not these are successful or not. What would you say to the naysayers that would say that these strategies, whether it's strategy, strive, knock what's happening over in London, meta planet, they say it's too good to be true. You can't just, you can't just acquire Bitcoin and expect good things to happen. Yeah, it's equivalent to saying, you know, I bought Bitcoin at $100 in 2011

Jeff Walton  14:24

and then it goes down to $3 and it's dead. And what I'm trying to emphasize is this is very early days of these things, and it's so funny, like the people the the people that are the loudest, maybe the Bitcoiners, they take a four year perspective when holding Bitcoin, like, I buy every single day I DCA, I I've got to hold it for four years. If you're not holding it for four years, what are you? What are you doing? And now that then they look at the equity market and think it's this, like, overnight get rich scenario. Maybe, maybe that's non Bitcoiners that are thinking, this is a an overnight, get rich quick kind of scenario. But I don't see why you wouldn't be taking the very same perspective that you would with holding the underlying Bitcoin of holding for a four year like a long term four year horizon. You think about the incentive structure of these companies is to increase Bitcoin per share, and if you're aligned with that narrative and that story, then you you'd think that taking a longer term perspective and longer term timeline would be the most appropriate framework to take care so I think this is such early days. At the end of the day, the companies that hold Bitcoin on their balance sheet hold real money, and you can do things with that real money. Now, might some of these companies be hamstringed at certain points in time and not be able to do anything? Sure, but that's okay, like you could sit on your hands and focus on your operating business, and as long as you are managing the volatility and the structure and the risk of your balance sheet, you can just wait things out or look at strategic opportunities to hit your wagon to some other Bitcoin Treasury company via ma transaction to you know, get onto a different path and a different trajectory. So I think there's significant optionality here. And even looking at similar and where they were a year and a half ago, before they started their Bitcoin journey, they were a self proclaimed zombie company, and then they started buying Bitcoin, and ended up accumulating over $500 million of Bitcoin, and that provided them significant optionality to operate, not only operate their business, but focus on other accretion, other other ways to provide value. And it provided them like effectively downside protection on their balance sheet, because they would be interesting to any bitcoin accumulation company. So yeah, this, I think that the market is evolving drastically, and it's going to take time. It's going to take time to explain the risk profile. It's going to take time for the market to understand the risk profile. It's going to take time for these things to mature, aside from strategy, most of these are, you know, under $2 billion companies, or $3 billion companies, like, what other $3 billion company do? Do people have significant interest in in the equity market? We're talking like lowest 1000 companies in the Russell, 2000 in the United States like that.

TFTC Host  17:43

These are, these are small, tiny market cap companies with a lot of volatility. So freaks. This was brought to you by our good friends at obscura. If you've been listening to the show long enough, you know we care deeply about privacy, particularly as you peruse the web, it is important to be using a VPN. And Obscura is our VPN of choice. That is because it is a VPN built by a bitcoiner four Bitcoiners is the first VPN that can't log your activity in, outsmarts Internet censorship. Obscura, VPN works even in the most restrictive Wi Fi networks, where other VPN simply fail to connect with server locations across America and the globe. Obscura keeps your internet access unrestricted wherever you are. I've been using it since it launched. I see no problems with speed. I can get on YouTube, TV without any problems. It simply works. They can't log you can pay in Bitcoin. Go to obscura.net. Use the code, tftc 25 for 25% off an annual subscription. It's already a good deal. Their annual deal. The tftc 25 code gets you 25% more off. Go check it out. Obscure.net. Use the code, tftc 25 so freaks this ripple. Tftc was brought to you of our good friends at silent. Silent creates the best military grade Faraday apparel for your everyday life, or in Bitcoin hardware. Securing your hardware in Bitcoin is very important. You want to make sure you're not leaking any signals, Bluetooth, RFID, NFC. Make sure you get silent apparel. It has patented technology that makes it impossible for those signals to leak. I've got the cross body bag here. I keep my phone in it when I want to unplug and make sure I'm not being tracked by big tech and potentially the government easy in and out. They've also got a wallet that I've been using as my daily driver. I was using Ridge wallet for a while for the RFID blockers, that is very thick and was big and hefty in the pocket. Now I have the silent card holder, which acts as a wallet. Essentially. They've got these great sleeves for hardware wall protection. If you want to make sure that you're not leaking any of those signals, NFC accused, NFC compatible, don't want to leak it, just want to be double sure protect it from EMFs, put it in the back, go to silent or, excuse me, slnt.com/tftc, to get 15% off any and all the products on their store. Important to note, silent is also a company with a Bitcoin treasury. They accept Bitcoin for payment. So if you're on a Bitcoin standard and you're looking for military grade four. Faraday protection for your everyday life. Go to slnt.com/tftc, you'll get 15% off. There are obviously people on the sidelines commenting on this. It's not Bitcoin just by spot Bitcoin, which I wholly believe buy spot Bitcoin, but I think strategy is proven, by the way, yeah, there's definitely appetite for Bitcoin exposure via these equities and preferreds, and I think that's probably where the signal lies in this whole discussion is, what are the allocators saying about this? What is their interest doing as more of these offerings are coming to the market? Is it increasing? Is it waning? What have you seen in terms of institutional

Jeff Walton  20:43

appetite for for more of these offerings? Yeah, I think on the equity side, I think the there's obviously some hesitancy. There's a lot of shiny things in the market right now. You've got companies a lot of AI buzz in the marketplace, so I think a lot of capital is flying over that direction. So I know that they're like, the equity side is tightened a little bit, but on the on the debt side, there's multiple different types of debt. So there's convertible bonds. I think that market is wide open for business, and additional capital is interested in issuing and providing convertible bonds. That being said, the terms are tighter than they have been historically, and I think they're particularly tighter than anything that strategy can demand or get in the marketplace. So it's just something to be aware of. The terms associated with convertible debt are worth a review, and in the perpetual preferred equity space. There's, there's opportunity for a second mover here. And I think there, there's significant interest in this type of instrument provided to the market. And, yeah, I'll leave it at that. I think there's enough interest for additional IPOs in this space. And one interesting thing that I've just kind of heard through the grapevine is a majority, maybe not a majority, but a rough percentage of the participants in the perpetual preferred IPOs that strategy has done is they haven't necessarily been interested in the risk profile of the product themselves. They've just been interested in the arbitrage of the repricing event. So you can almost think of like every single one of these IPOs having their own merger arbitrage capital that's coming in the door to buy these at a discount and sell them at par. And so the the question then becomes, who's the buyer on the other side, is it retail are, are fixed income capital managers buying these products? Or is it retail investors looking to bolster returns in their retirement portfolios? Or, you know what? What exactly is that? And I think that's evolving. And the reality is, these securities are so new, they're only six months old, seven months old, it's going to take so much time to explain the risk profile and what these can do. What are the benefits? How do I rate these? What's the credit quality? What are the risks? Et cetera.

TFTC Host  23:23

Yeah, that makes sense. And turning conversely to the effect companies like strive strategy knock a meta plan to have on Bitcoin, I think, is something we've talked about before, and something that many people are believing is that, like if you have a critical mass of companies going out there attempting to acquire as much Bitcoin as possible on their balance sheets, it's going to have an effect on the bitcoin price in the long term. And going back to what we said earlier, I think people have looked at bitcoin price action through the summer leading into fall, and to many it's been been a bit lackluster, despite the fact that we're up almost 100% year on year. And there are many people saying there's a paper Bitcoin summer like these companies are buying Bitcoin and the prices are going up. So there's got to be some price suppression somewhere. I don't know. I don't think I buy that. I really like, James checks analysis is on chain data. I think it's been pretty clear that there have been a number of whales have been selling into the bitcoin price running up to 124,000 and that's to be expected. People made billions of dollars, and they want to secure their financial future and Fiat, that's their own decision. They can do that. And I think we just have to be sort of agnostic market observers and just recognize that this is happening. But I think long term. I mean, I was in Nashville, I was telling you before we hit record at the Imagine if conference, I was speaking with Andrew Holmes from battery finance, talking about private market structure, credit and this forward duration. Curve that can be built out if these products take critical mass, you'll know that there's a certain amount of bitcoin locked up for certain periods of time. And I'd like to believe, and I think it makes sense to me, fundamentally, that this will have a positive effect on price. Yeah, you think about the the

Jeff Walton  25:18

behavioral aspect here, if you've got an individual that sold 80,000 coins, right that those coins are moving from weak hands to strong hands in these companies that are holding Bitcoin as permanent capital, like what we're trying to do and what strategy is doing, is build a corporation that can last a century. And how do you do that? You hold capital that can last a century and and taking intelligent leverage against that capital to continue to add those assets over time. It's effectively a long term carry trade or a swap of USD for Bitcoin, like exposure. So I I'm very, very bullish on that future of these companies helping to improve the overall long term bitcoin price. And I think the reality this, the sad reality, is that it's going to take a long time for more of the general population to buy Bitcoin itself, like the the hard commodity, and I think we're bumping up against, like critical mass of people that want to buy the hard commodity. So because there's this educational component, there's this need component, there's this educational component that makes Bitcoin unattractive, and then you also got nominal bias. So I think that from the psychological perspective, we may we may be bumping up against some caps there, but where you can bring this capital in the door is through these alternative like instruments that are provided to people in ways that they typically hold their assets. So I don't know, there's probably 75% of Americans in the US, maybe like 60 probably hold equities. So now, if you can provide them a high yield savings account in equity format with $1 sign ticker in front of it that becomes incredibly attractive. If you're able to move in and out of this capital quickly in just a brokerage portfolio that you check every day, that becomes incredibly attractive. So I think that that's effectively what these Bitcoin Treasury companies are doing, are providing these products in locations that people typically interact in,

TFTC Host  27:50

and I think that market is enormous. Well, yeah. On that note, I think it's important to dive into what those products are competing with from a risk profile perspective, from a return profile perspective, like, what are products like, strategy, strike, strife, stride, stretch asst, now we got XXI coming to market. Like, what are these providing

Jeff Walton  28:19

to that large pool of capital that is, for better or worse, just condition to access capital markets via, via accounts like this. Yeah, this and this has evolved tremendously since last time we talked. I think last time we talked to they just announced a strike, I think an hour before we hopped on. So like diving through it real time. Well, what's incredibly interesting here? So let's just focus on strategy, right? They've got five instruments. They've got four perpetual preferred equities, and then they've got mstr, which is the equity so you can think of mstr as amplified Bitcoin. These other perpetual preferred instruments, they sit senior in the capital structure of mstr. So in the event of a bankruptcy or liquidation, the seniority in the capital structure gets paid out first, if there's any money left, and then all equity holders get paid out last. So the real novel thing that strategy has done here is that they have monetized and collateralized the positioning within the capital stack into different risk return charges that are appealing to different capital pools. So this is a monumental idea. Has never really been done before, or it's never been done on a offensive perspective before. Typically in the past, perpetual preferred equity has been a defensive move, and this is an offensive move by strategy and the if you think about, let's say, let's focus on STRF, the most senior one first. So STRF pays $10 perpetual dividend in into. Perpetuity, $10 per share, priced at $100 par. Currently it's trading at 110 so it's about a nine and a half percent. All right, nine, about nine, 9% interest rate on on STRS. And what that provides is seniority in the capital structure. I believe STRF is around eight times over collateralized. So they have eight times more assets than they have on the balance sheet, than they have notional liability for STRF. So their ability to pay off just just the interest alone is drastic. I think they could pay over 100 years of STR STRF dividends, if they were to rely on just the just the existing capital structure alone, to pay off dividends into the future. So the the other strategy instruments are different flavors in different risk profiles and different different tranches. So you think about the second one, and I won't go through all of them, but I'll focus on strc, because I think this is the most unique there was the most amount of demand and interest in the equity in the market for this is strc. So strc is a effectively, like a high yield savings account, and it provides, it provides. The goal of strc is to provide stable principal value and provide a dividend each month to people that are holding this particular instrument. So that that's what I mean is it's supposed to be in an alternative to a high yield savings account. You park your dollars there. You get paid a dividend each month. And strategy has the unique ability to peg that instrument into a target zone to keep it stable. So if the price goes above $101 they have the ability to ATM effectively issue more shares to the market to bring it back down to 100 and and or drop the interest rate. And if the price is below 100 and where it's at today, 97 they have the ability to increase the interest rate to boost the effective price up to 100 so there, they have mechanisms in place to keep the principal stable, while keep, while being able to get that dividend into perpetuity.

TFTC Host  32:29

Go ahead. Well, I was going to say I think stretch is really fascinating, too, because you see, like a free market response to fed Treasury dynamics here.

Jeff Walton  32:38

Yeah, you see a free you see a free market response to fed Treasury dynamics and the relative risk is an interesting dynamic. So you look at, you think about risk profile of these different instruments, and you start to ask, what is the risk? So there's two questions, what is the risk and how do the dividends get paid? Those are the those are the two big ones that the market has been particularly interested in. And the risk is Bitcoin risk, volatility risk. So the risk is the price of Bitcoin falls 80 90% and stays there for an extended period of time, for eight years, and then strategy wouldn't have the ability to pay out dividends into the future. If that were the case, anybody that's listening to this podcast and is interested in Bitcoin would likely have bigger issues. It would Bigger, bigger issues at play. And so that's that's kind of the risk profile. And it's this evolution of risk that I think is particularly interesting. You're not You're not taking on physical risk. You're taking on adoption and volatility risk of of a new technology that's already a two and a half trillion dollar asset, and thinking about, okay, what is my what is my probability that the price falls 80% what's the company's ability to pay off the dividend in that particular point in time? So that there's a mathematical formula that can be calculated? 24/7, 365, which makes these products incredibly unique, whereas typical fixed income instruments in the fixed income market rely on quarterly earnings reports to understand what the risk profile is. So that makes these instruments illiquid. Now you have this new digitally Bitcoin backed credit instrument that where you can calculate the credit 24/7, 365, and there's no physical risk, and the yield is significantly higher than anything else in the fixed income market. It's easy to see very quickly, the discrepancy in the risk return metrics between the physical world and the digital world. And the digital world is providing a significantly better product to the marketplace than the physical.

TFTC Host  35:00

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Jeff Walton  37:22

I think that value prop and that feature of Bitcoin shines very bright in these examples. You don't want the you don't have to wait for quarterly financials, you know to assume what's going to happen. You can just look at the look at the market, look at the price, look at the depth of the order book, look at the ledger. See blocks coming in and understand what's happening at any given point in time. Yeah, there's, there's just so many fascinating things about this. And maybe I'll give like a little like history background. One of the, one of the reasons that the reinsurance market exists today is because the insurance companies hold assets relative to future liabilities, and if there is a catastrophic event that happens, the insurance companies don't want to liquidate their illiquid assets to pay off the claims, so they buy reinsurance from reinsurance counterparties across the globe To reduce the volatility, and so they don't have this liquidity shock of having to go liquidate a bunch of, you know, corporate bonds. They're paying 7% and there's no buyer on the other side of them. So that's why the reinsurance market exists. And now, if you understand this framework of how this is evolving, if this marketplace 10x is, if the perpetual preferred marketplace 10x is 20 x's, and they have, you know, credit ratings on these instruments moving forward in the future, the reliance of these insurance companies on liquidity in those, you know, in those catastrophic events, that changes, that entire equation changes, and there should be a premium on these highly liquid digital credit instruments, as opposed to, you know, having a higher a higher cost. I personally think that there's going to be a repricing of physical risk relative to digital risk at some point in the future. It's going to take probably a decade, but the entire financial world as we know it can be recalculated and restructured with these different instruments in different ways. So that's incredibly appealing to me. And then the the other really unique nuance with strat, how strategy is paying these dividends, which has been a big controversy into the future, is they, their operating business makes a little bit of money, but it's not the operating business doesn't cover the entirety of the dividend liability moving into the future. So you've got multiple ways. You could go pay the dividends. One you could raise capital via the ATM, so if there's premium in your equity, you can go issue shares to the market and use that, those premium dollars to pay the dividend. Just to put it in perspective, I think strategies, annual dividend liabilities around $600 million just a couple weeks ago, they raised $500 million in a week on their mstr stock. So their their ability to raise capital in mstr ATM is is very high. And if you think about these, the structure and the dynamic of this is you're bringing in this capital today to buy bitcoin, and you you incur the dilution over time via the mstr ATM, whereas the alternative forms of debt in the market, like a convertible bond. If you issue a convertible bond, the convertible bond holder is shorting, shorting your stock by 70% of the notional value on day one, so you actually incur the dilution on day one. So when you think about the form of leverage and the behavior of the holder this the perpetual preferred equities are far more effective form of leverage, and that should compound to the mstr equity product over time, as the excess return and the excess risk of these perpetual preferred instruments is returned and delivered to the mstr shareholder, so it provides more amplified Bitcoin exposure to the mstr shareholder. So that's one way they could pay the dividends into the future. The other way is other capital markets activity. So these companies, because they hold so much capital, you have the effective ability to go refinance at any point in time, and so you can go if they ever needed to. Let's just say the price of Bitcoin. Fell 50% and mstr starts trading at a discount to NAV. They still, they still have an incredibly good credit profile. So they would be able to go issue convertible bond if they needed to, to go pay off the dividend for the next four years and withstand any market volatility into the future. Alternatively, one of the real big unlocks with these perpetual preferred equities is that they put ATMs on top of them as well. So what they created is effectively a refinancing mechanism that can refinance daily, and you can bring that capital in the door daily, which is monumental, historically, if you wanted to go refinance any of your debt, you would need to put together a presentation, get your credit profile, thinking about pro forma financials. Go take it around the market. Go run to

New York, run to Bermuda, run to all these different cap capital places, and find somebody that's willing to give you good terms. And now you know, and you can tap your cost of debt capital daily, if you like the terms. And that's not priced in yet. I don't think people quite recognize how, how powerful that is, and I think that will just continue to grow. So this is something they just baked into the design of the product and the prospectus that, yeah, they baked it in so they have the ability to issue more shares of any of these instruments at any point in time, if, if they like the if they like the terms of these instruments, so that that's the again, to the uniqueness of the liquidity profile, the interest of people that are trading these instruments in different ways, or identifying risk arbitrage across different risk markets. And I think that the way this world evolves like this. This world is getting more digital. That is a that's just a fact. And I think these typical fixed income instruments are very illiquid because they're not like digitally traded. They're over the counter. And I think that will start to change and evolve as capital structures of corporations evolve over time, because nobody's going to want to buy Jet Blue corporate debt, junk corporate debt at 7% interest when they could buy 10x over collateralized, perpetual, preferred, highly liquid, Bitcoin back digital security from strategy that's paying more it's more liquid. It's less risky, more collateralized, no risk of future. Cash flow, like just the entire risk profile is completely just in every every single aspect you look at, it is way better. Yeah, it makes a lot of sense.

TFTC Host  45:00

Yes, again, it drives back to one of the core value props that Bitcoiners have been talking about for well over a decade, almost two decades now, Bitcoin is this neutral, uncorrelated asset that's not beholden to the whims of corporate boardrooms and management decisions, and it may, short term be affected by broader market movements, but over the long term, it's proven to be uncorrelated. And if you have this neutral, scarce digital asset, it makes sense that you would want to

Jeff Walton  45:33

design and construct products around it, financialized products around it. And I think it scares a lot of Bitcoin. It's like, oh, the suit's taken over Bitcoin. But I think I like to flip the framing. It's like, no, actually, Bitcoin is taking over financial infrastructure, which is a good thing. They're beginning to recap the whole financial system with Bitcoin, which is something that you should want. This is what living on a Bitcoin Center looks like. Yeah, and Sandler said this really well the other day at the UN conference, he said, Well, Bitcoin fixed the money. And you can't just sit on your sit on Twitter and tweet about this, and you know, fix the fix the rest of the world. You need to, you need to fix the capital markets. You need to fix the credit markets. You need to fix the insurance markets. You need to fix every single aspect of of finance in different ways. You need to reconstruct your the entire world of the capital market in order for this to infiltrate, like, it's

TFTC Host  46:31

this can't not happen. Like, if you want Bitcoin to be successful, like this can't not happen. It needs to be pervasive and everywhere in all capital markets. And I think a lot of people really miss, miss that. So freaks, guess what? We launched a browser extension. It's called opportunity cost, and it helps you see the true cost of everything in Bitcoin, convert prices to Bitcoin as you browse the web, opportunity cost automatically displays Fiat prices in Bitcoin or SATs, helping you think in a Bitcoin standard. It works on Amazon, Zillow, x your bank account, QuickBooks, you can convert everything to Bitcoin. It's really cool. It's also 100% open source MIT license. We don't collect any data. All of the conversions happen in your browser, on your local device. It's a great way to recalibrate your life and begin thinking in SATs. Go check it out at opportunity cost dot app, that's opportunity cost. Dot app, not only that, I think, and I was definitely guilty of this, especially my early days of Bitcoin, where I thought financial system is going to collapse, we got to go to Bitcoin. Well, yeah, it's like, well, we'll let everything collapse. We'll build back up. But I think I said this on stage with Andrew in Nashville on Saturday. I've been saying a lot. I think the meme of the soft landing that was put out there by Janet Yellen and others during the Biden administration and at the Fed particularly, talking about how we're going to sort of manufacture a smooth landing of the economy after all the stimulus that was injected into the economy post covid. I don't think that the Fed the Treasury sort of have the ability to do that, certainly not without Bitcoin. And this is the way I view the bitcoinization of finances you have the free market, sort of creating the soft landing by refining and recapitalizing the system with better collateral.

Jeff Walton  48:28

Yeah, and that, that better collateral will just infiltrate everywhere, because you can't not, you can't not hold these things, and I think that will that's going to play out over time. So I was talking about this a little bit earlier. You've got all of these folks that manage fixed income portfolios for retirees or pension funds or whatever, and let's just say they do things the traditional way, and they make their, you know, five and a half percent interest annually, and then their competitor across the street has fully adopted the Bitcoin backed credit Treasury model, and they provide seven points of return annually and outperform the other fixed income instruments by 150 bps. Capital will move to where it's treated best, and so that that capital will then move to the better capital manager that's leaning into these new types of products. And there's a like understanding the risk, risk return profile there that the crazy part is that that new investment manager that's adopting Bitcoin back credit and outperforming the existing fixed income money market manager is probably doing so with significantly less risk as well. And if you think about. The scale of the entire capital world. The fixed income market is one of the biggest pools. It's a $300 trillion pool of capital. You think of the equity markets, about 130 trillion. You think about the money market, it's, I don't know, 22 22 trillion, something like that. And so if you want to make the biggest splash in Bitcoin, you make you disrupt the fixed income market. And these, these products that are hitting the market now are disrupting the fixed income market, and as they start to bounce around different parts of the fixed income world, they're going to make more noise and more noise and more noise more adoption. And that will be probably a similar adoption curve to to Bitcoin, where you see it just like slowly, like gradually, gradually, then suddenly, sort of thing, whereas just a few people have these in their portfolios. And five years from now, probably 10x maybe 20x and then 10 years from now, it's probably 100x

TFTC Host  51:09

yeah, that ties into a good question, which, I mean, I won't say I'm asking good questions here, but at what point do you think, at what point do you think companies that aren't Bitcoin focused, the thing that really gets me going is operating businesses that really get this and go to execute on it. And I think we had a good example of this with figma. Is IPO. Obviously their s1 had disclosed their financials. We came to find out that they had $70 million of ibid exposure, I believe, and the intent to buy $30 million more of spot Bitcoin, to me, that was an incredible validation signal. You have this darling in Silicon Valley that is really incredible product used by millions of people that people love, and the sort of leadership there decided to build a Bitcoin treasury, I believe it was more than 10% of their of their cash and cash equivalents was in Bitcoin, which is incredible to see. And what I'm curious to see is, at what point do companies that nobody would suspect that really aren't Bitcoin first and led by Bitcoiners that are thinking about this Treasury strategy and really going after it aggressively from a Bitcoin perspective. But at what point do we begin to see the figments of the world

Jeff Walton  52:30

begin to leverage these type of credit instruments and utilize capital markets in this way? Do we see it? And if we do, what does that mean for for the normalization of this? Yeah, the great part is they don't have to. They have good they have a good operating business, and they are adopting a treasury strategy and keeping Bitcoin. You're You're de risking your balance sheet. You're storing your energy in a commodity that can withstand the the new digital future, and not not losing purchasing power of your stored, stored treasury. And I think this is this, this kind of comes down to these weird incentive structures in the existing equity market to your to your question. I think those companies will see it as opportunity that they need to take advantage of. I'm sure people will approach companies like figma that are holding Bitcoin out of their balance sheet and say, hey, look, you could go raise, you know, X amount of capital and go, you know, 10x your operating business. If you go issue the security, and you've got the security of your balance sheet to cover it, that there will be pitches to those companies that just make so much sense that they cannot do it. So I'm incredibly bullish for what that looks like, but one unique incentive structure that I'm seeing in the equity world, I truly believe that risk is mispriced globally, across equities and fixed income. And when you look at these companies balance sheets, well, they're they're operating businesses are leveraged to future risk. So you look at a company like Nvidia, with a $4 trillion valuation, only holds $54, billion of capital on the balance sheet. So that's a that's a significant risk gap between the amount of actual capital that the company holds relative to this reliance on future cash flows. And that's, uh, there's a significant list of risks that can disrupt those future cash flows. And I think that the market in general is mispricing that that risk of future cash flows relative to actual capital stored in the value stored on the balance sheet. And I think there could be a really big concern. Concern, particularly in frothy markets with high PE ratios and high price to book ratios on these tech companies, where there's a blow off top and the equities see a correction and they don't have strong enough balance sheets to ever regain that position, that position of strength that they were previously in, and I think that risk

TFTC Host  55:27

is probably mispriced globally. Yeah, it's something I've been discussing on this show last few weeks. Specifically is, I don't think people are looking at forward, looking PE ratios approaching, in some cases, surpassing.com era levels. And I don't think they're taking the risk seriously and just looking just Google Finance, they have their Beta, I guess they've implemented Gemini. So I can ask a question now, as of September 23 2025 the trailing P E ratio from Nvidia is 50.95 and was 51 which is pretty high, and then people are complaining about m navs of Bitcoin Treasury company as being one and a half. Yeah,

Jeff Walton  56:09

it's like, what? What it's trading at 50 times. So how far, how forward looking is that? Right? I mean, that's, there's the company has value right there. I don't know what their revenue is like, $100 billion a year, which is huge. But one of the unique reasons that these these companies are valued so high is because there's doing these stock buybacks as well. So they'll take that excess cash and do a stock buyback. And what they're indicating at that point in time is I have no better place to put this cash, so I'll buy the stock back and and Alternatively, they could be buying Bitcoin, which is a effectively buying Bitcoin and de risking their Future balance sheet with something that has significant growth potential and can provide long term longevity for the company. So it's a, I think, a dynamic that is that will be really hard to break, because all of these Institute, institutional holders of these equity instruments, even the design of the passive market structure is going to be difficult to get anybody to tell them to not do share buybacks. So I think this movement from these smaller companies that are adopting Bitcoin Treasury companies is kind of what needs to happen here, because the incentives are not aligned for a, you know, 100 billion dollar plus company to not do a share, not do a Skype stock buyback and buy bitcoin instead. So I really think this, this, you know, shift of capital is happening over the long term. Yeah, and just, I mean, when you, when you talk about stock buybacks, in my mind, the, I don't want to say worse, but I mean the most aggressive company that'd be by buying back their stock is apple. And just did a quick search. Estimates range according to Google Finance, LLM between 604 and 704 billion in the last 10 years. And I think going back to Bitcoin in 2016 obviously, it would have been patently absurd for Apple to do it in 2016 at the time, but in retrospect, would have been a great decision. But imagine if they were able to put 70% of a trillion dollars in a Bitcoin between Yeah, you, when you reframe your entire world from a Bitcoin lens, these numbers look absurd. And the one thing that I've been looking at recently, and we're kind of building out a little bit of a technical perspective on, is go look at earnings of all of these companies priced in Bitcoin at the point of time where they release their earnings. So if you look at earnings priced in Fiat, everything is going up to the right. But if you look at historical earnings price in Bitcoin at that point in time, there's actually a lot of volatility, and all of them are going down into the right. So it's the same concept of like looking at a price of a home over time in price and Bitcoin do the same with quarterly earnings of corporate balance sheets, and you're like, wow, there's actually a lot of volatility here, and they're all going down for the most part, you know, except your your leaders in AI, like Nvidia and a couple others. But I guarantee you could go look at 99% of equities in the market, and if you were to price their earnings in Bitcoin, they're all going down to the right. Yeah, that's, that's an interesting that's an interesting perspective to take one other thing on the buybacks. Chevron, 2020 21 did a $70 billion buyback. Was doing some analysis on this. If they would have spent 25% of that on Bitcoin, the value of the Bitcoin today. Would be worth more than their market cap today. That's insane. Yeah, so it's when you start to do the math on some of these, it looks

TFTC Host  1:00:10

pretty blatantly obvious. Yeah, well, that's that's why we launched the opportunity costs browser extensions to help people recognize this, this sort of Bitcoin depreciation in their everyday lives and the Fiat debasement. But I think from a medic, from a memetic perspective, and from a marketing perspective of something over the last year, I think particularly in the realm of Bitcoin Treasury companies and strategy, most importantly, really beginning to drive that home, Bitcoin per share, and I think pricing earnings reports in Bitcoin, and tracking that over time is going to be incredibly medically powerful to really drive home to people like you are actually not doing as well as you think you are. It's so funny. You look at a company like CrowdStrike. CrowdStrike, I don't know what their market cap is today, but it's around 110 billion, okay, over the last 21 quarters,

Jeff Walton  1:01:05

they've technically in Bitcoin terms, they've lost 18,000 Bitcoin in that same time horizon, strategy has acquired and accumulated 638,000 Bitcoin. Strategy is priced at $94 billion market cap, crowd strikes priced at $110 billion market cap. And crowd strikes in the s p5 100, and strategies not in the s p5 100. And you start to look at that, and

TFTC Host  1:01:37

again, my my brain goes to risk is mispriced globally, right? This is a these are fundamentally different risk, return metric, products that just the market just broadly doesn't understand. No, not at all. I mean, on that point, that was one question I wanted to make sure we covered. Obviously, it's top of mind for a lot of people, strategies, lack of inclusion in the s and p5 100, I guess. What is the justification for them to be in it? And why haven't they they joined the s and p5 100 yet? Yeah, I'm not I'm not surprised the companies, typically, when they

Jeff Walton  1:02:14

some companies, when they first get qualified, they do get added. But it's some of the more controversial companies have, it's been a couple of quarters before they've gotten added to the s p5 100. You go back, look historically like Tesla. I think they first qualified after q2 in 2020 they didn't get included in q4 so it was they got skipped by a quarter. Some other companies looking at like app loving and Robin Hood were not included in the s and p5 100 for various different reasons. And I think ultimately comes down to the fact that there's a committee. There's people that have to make a decision onto onto whether or not a company gets included or not. Which, which is so funny and ironic for the s and p5 100, right? Like the s and p5 100 is supposed to be a passive index, and then you have people that are actively making decisions about what goes in and out of the index. And there, if you look, it's interesting to compare the performance of like the Bloomberg 500 relative to the s and p5 100, which doesn't have this active committee component. And the performance is interesting, and I think that's also why we've seen a significant increase in the index funds like QQ, getting a lot more popularity and growing in popularity because it's more technical. There are technical considerations on whether a company could get in or not, and no committee. So it removes this element of lack of just understanding what's happening in the market, right? It's, it's more of, does this company qualify? Yes, it's in as opposed to, does this committee that has an average age of 60, understand what's happening in the digital market and how quickly things are moving and evolving and adopt and advancing into the future. So yes, it's unique. I do think they will be included. You've already got two companies in the s, p5 100 that hold Bitcoin on their balance sheet. So I know it's not that just the Bitcoin, right? They're not going to not include Tesla, not going to not include Coinbase, or even block, oh, so blocks. So there are three, and so, yeah, I think it's just a matter of time. And there will be dozens, I think, within, you know, four, eight years? Yeah,

TFTC Host  1:04:43

I think we talked about this in January, when we last met. But like, just to reiterate, what does getting included in the s, p mean, I mean, you mentioned it's a passive index, but that does unlock significant amount of passive. Flows for for companies that are included, correct? Yeah, yeah. Let's see.

Jeff Walton  1:05:05

I will caveat this with everybody is front running, everybody all of the time. So in terms of whether or not these passive flows that come into any one of these individual equities,

you have no idea when it's actually coming in the door. But structurally, I think this is a very important consideration for a multitude of reasons for a company like strategy, because the architecture of these funds, as the market cap of these funds increase, if you subscribe to Bitcoin, is going up as the market cap goes up relative to the underlying Bitcoin holdings, the amount of passive flows that are coming in the door on that particular instrument don't increase linearly, they increase exponentially, and so that results in more reflexive positivity of capital that's coming in the door. It enforces the premium on the underlying equity and continues to push it, push it higher, although there is reflexivity in the opposite direction as well. So there's a multitude of different factors at play here. But and then the other component is, as that balance sheet grows, as the market cap grows, so does the credit quality. And I think being included in the s, p5, 100 is a is a bit of a trophy to put on your wall, and also helps with communication with credit agencies, with the S and P being one of the largest credit rating agencies in the market, so if you're including the s and p5 100, then you start to need to look at what are the ratings of the perpetual preferred equities of this company that's included in the s and p5 100, that helps in conversations with Moody's and Fitch on the the instruments. You've got a significantly larger capital base the committee has approved you as a company to be included in this index. So I think the narrative and the story, the story goes a really long way

TFTC Host  1:06:57

on top of the forecasted cash flows that would be coming in the door. Wild Times. When we met in January, you called it the most hated rally, the most hated trade strategy, specifically. But now the market for Bitcoin Treasury companies has expanded. Do you still hold that belief that is the most hated trade out there? Yeah, I do this is so hated because people don't understand so

Jeff Walton  1:07:26

many people don't understand Bitcoin in the traditional financial world and but they understand leverage finance. And then so many of the Bitcoiners don't understand, they don't understand leverage finance. So you've got these two worlds that are kind of colliding. And the you've got everybody outside of the Bitcoin ecosystem that's looking at everything they've already known, and you're trying to, you're trying to turn their world upside down, and they can't even conceptualize why a company that's accreting value consistently should trade at a premium to the underlying holdings on their balance sheet. It's just then you look at the then you look at the risk profile of everything else out in the market. It just none of, none of this makes any sense, and it's the reason, I think it's it will be the, it will be the most hated rally. I think that the next decade of these will be the most hated rally is because you're literally turning everybody's world upside down and reshaping it. And these companies aren't going to stop. Strategy is not going to stop. We're not going to stop. There are going to be dozens of other companies that are doing this, and they're not going to stop. And the this is why I say risk is priced globally, is, I think there will be a risk repricing over time that is just going to confuse so many people and require accelerated educational periods for different corners of the marketplace to understand this. And they're going to hate it at first, and then they're going to, you know, think about it, and then start to understand it. And that's just going to take a really long going to take a really long period of time. Yeah, rebuilding the world around Bitcoin freaks

TFTC Host  1:09:09

hated at first. It's been hated for 16 years, and now the bitcoinization of finance is upon us. And Jeff, you were at the forefront again. Congrats on all the success you've had this year, your life has changed drastically since we last met in January, and like I said, it's been fun to watch. So I thank you for taking some time out of what I'm sure is an incredibly busy week for you to come discuss this. Look at my calendar tomorrow. I think I've got 1212, calls tomorrow. It's pretty crazy. It's back to back to back to back. A lot of things cooking, all right? Well, make sure you get some good sleep tonight, and hopefully we can do this again at some point next year. Peace and Love freaks, okay, thank you for listening to this episode of tftc. If you've made it this far, I imagine you got some value out of the episode. If so, please share it far and wide with your friends and family. We're looking to get the work. It out there. Also, wherever you're listening, whether that's YouTube, Apple, Spotify, make sure you like and subscribe to the show, and if you can leave a rating on the podcasting platforms, that goes a long way. Last but not least, if you want to get these episodes a day early and ad free, make sure you download the fountain podcasting app, can go to fountain.fm to find that $5 a month gets you every episode a day early, ad free, helps the show gives you incredible value. So please consider subscribing via fountain as well. Thank you for your time and until next time you I'm.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

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•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking

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Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

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In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.